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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A Under the Securities Exchange Act of 1934 (Amendment No. 13 )*

MI DEVELOPMENTS INC.
(Name of Issuer)
Class A Subordinate Voting Shares, no par value
(Title of Class of Securities)
55304X104
(CUSIP Number)
Greenlight Capital, L.L.C.
140 East 45th Street, Floor 24
New York, New York 10017
(212) 973-1900 Attention: Chief Operating Officer
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
-with copies to-
Barry N. Hurwitz Bingham McCutchen LLP One Federal Street Boston, MA 02110 (617) 951-8000
March 30, 2009
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

__________________________________

*          The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.   55304X104

1.		Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Greenlight Capital, L.L.C.
2.		Check the Appropriate Box if a Member of a Group
(a) ☐ (b) ☐
3.		SEC Use Only
4.	Source of Funds AF
5.		Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.		Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 2,243,533
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 2,243,533
11.		Aggregate Amount Beneficially Owned by Each Reporting Person 2,243,533
12.		Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13.		Percent of Class Represented by Amount in Row (11) 4.9%
14.		Type of Reporting Person (See Instructions) OO

CUSIP No.   55304X104

1.		Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Greenlight Capital, Inc.
2.		Check the Appropriate Box if a Member of a Group
(a) ☐ (b) ☐
3.		SEC Use Only
4.	Source of Funds AF
5.		Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.		Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 2,659,767
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 2,659,767
11.		Aggregate Amount Beneficially Owned by Each Reporting Person 2,659,767
12.		Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13.		Percent of Class Represented by Amount in Row (11) 5.8%
14.		Type of Reporting Person (See Instructions) CO

CUSIP No. 55304X104

1.		Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
David Einhorn
2.		Check the Appropriate Box if a Member of a Group
(a) ☐ (b) ☐
3.		SEC Use Only
4.	Source of Funds AF
5.		Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.		Citizenship or Place of Organization United States Citizen
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 5,655,235
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 5,655,235
11.		Aggregate Amount Beneficially Owned by Each Reporting Person 5,655,235
12.		Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13.		Percent of Class Represented by Amount in Row (11) 12.3%
14.		Type of Reporting Person (See Instructions) IN

AMENDMENT NO. 13 TO SCHEDULE 13D

This Amendment No. 13 to Schedule 13D (the “Amendment”) is being filed on behalf of Greenlight Capital, L.L.C., a Delaware limited liability company (“Greenlight LLC”), Greenlight Capital, Inc., a Delaware corporation (“Greenlight Inc.” and together with Greenlight LLC, “Greenlight”), and Mr. David Einhorn, the principal of each of Greenlight LLC and Greenlight Inc. Greenlight and Mr. Einhorn are referred to herein as the “Reporting Persons.” This Amendment modifies the original Schedule 13D filed with the Securities and Exchange Commission on August 11, 2004, as amended by Amendment No. 1 filed on September 2, 2004, Amendment No. 2 filed on January 18, 2005, Amendment No. 3 filed on April 8, 2005, Amendment No. 4 filed on April 15, 2005, Amendment No. 5 filed on August 2, 2005, Amendment No. 6 filed on October 18, 2005, Amendment No. 7 filed on December 1, 2006, Amendment No. 8 filed on March 7, 2008, Amendment No. 9 filed on April 24, 2008, Amendment No. 10 filed on August 26, 2008, Amendment No. 11 filed on November 4, 2008 and Amendment No. 12 filed on February 10, 2009.

This Amendment relates to Class A Subordinated Voting Shares, no par value (the “Class A Shares”), of MI Developments Inc., an Ontario corporation (“MID” or the “Issuer”), (A) held by Greenlight Capital, L.P. (“GCLP”), of which Greenlight LLC is the general partner, and Greenlight Capital Qualified, L.P. (“GCQP”), of which Greenlight LLC is the general partner, and (B) held by Greenlight Capital Offshore Partners (“GCOP”), for which Greenlight Inc. is the investment advisor, which shares were previously held by Greenlight Capital Offshore, Ltd. This Amendment also relates to the Class A Shares purchased by a managed account for which an affiliate of Greenlight acts as investment manager. Mr. Einhorn is the principal of such affiliate and of each of Greenlight LLC and Greenlight Inc.

Item 4. Purpose of the Transaction

Item 4 of the Schedule 13D is hereby amended by adding the following:

On March 30, 2009, counsel to Greenlight Inc. submitted a complaint to the Ontario Securities Commission in an effort to ensure MID’s compliance with applicable minority protection regulations prior to entering into certain transactions with its subsidiary, Magna Entertainment Corporation (“MEC”). A copy of the complaint is attached hereto as Exhibit 99.17.

Item 5. Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a) Greenlight LLC is the beneficial owner of 2,243,533 Class A Shares. Greenlight Inc. is the beneficial owner of 2,659,767 Class A Shares. Mr. Einhorn, as the principal of Greenlight and the Affiliates is the beneficial owner of 5,655,235 Class A Shares.

Greenlight LLC is the beneficial owner of 4.9% of the outstanding Class A Shares. Greenlight Inc. is the beneficial owner of 5.8% of the outstanding Class A Shares. Mr. Einhorn is the beneficial owner of 12.3% of the outstanding Class A Shares. These percentages were determined by dividing the number of Class A Shares beneficially owned by each of the reporting persons by 46,160,564, the number of Class A Shares outstanding as of December 31, 2008, as reported in the Issuer’s Fourth Quarter Report 2008, filed as an exhibit to Form 6-K on March 27, 2009.

(b) Greenlight LLC has the power to vote and dispose of 2,243,533 Class A Shares beneficially owned by it. Greenlight Inc. has the power to vote and dispose of 2,659,767 Class A Shares beneficially owned by it. As the principal of Greenlight and the Affiliates, Mr. Einhorn may direct the vote and disposition of 5,655,235 Class A Shares beneficially owned by Greenlight and the Affiliates.

The filing of this Schedule 13D shall not be construed as an admission that any of the Reporting Persons is for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, the beneficial owner of any of the 5,655,235 Class A Shares reported herein. Pursuant to Rule 13d-4, each of the Reporting Persons disclaims such beneficial ownership.

(c) The transactions in the Issuer’s securities in the last sixty day through accounts over which the Reporting Persons may exercise voting and/or investment discretion are listed as Annex A attached hereto and made a part hereof.

(d) Not Applicable.

(e) Not Applicable.

Item 7. Material to be Filed as Exhibits

Item 7 is hereby amended by adding the following:

Exhibit 1. Joint Filing Agreement by and among the Reporting Persons (incorporated by reference to Exhibit 1 to the Schedule 13D filed by the Reporting Persons with respect to the Issuer on August 11, 2004).

Exhibit 99.17 Complaint submitted to the Ontario Securities Commission on March 30, 2009 (filed herewith).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: March 31, 2009

                                                                                                                                               GREENLIGHT CAPITAL, L.L.C.

                                                                                                                                               By: /s/ DANIEL ROITMAN

                                                                                                                                               Name: Daniel Roitman

                                                                                                                                               Title: Chief Operating Officer

                                                                                                                                               GREENLIGHT CAPITAL, INC.

                                                                                                                                               By: /s/ DANIEL ROITMAN

                                                                                                                                               Name: Daniel Roitman

                                                                                                                                               Title: Chief Operating Officer

                                                                                                                                                /s/ DANIEL ROITMAN*

                                                                                                                                               Daniel Roitman, on behalf of David Einhorn

       * The Power of Attorney, executed by David Einhorn authorizing Harry Brandler and Daniel Roitman to sign and file this Schedule 13D/A on David Einhorn’s behalf, which was filed with the Schedule 13G filed with the Securities and Exchange Commission on July 18, 2005, by the Reporting Persons with respect to the Ordinary Shares of Flamel Technologies S.A. is hereby incorporated by reference.

ANNEX A

Class A Shares Purchased in Last 60 Days

Date	Purchaser	Price	Number of Shares
3/6/2009	GCLP	$4.4459	1,900
3/6/2009	GCOP	$4.4459	83,100
3/6/2009	GCQP	$4.4459	70,200
3/6/2009	Managed account	$4.4459	112,500